EXHIBIT 11

COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

	Year Ended December 31,
	2005	2004	2003
Diluted net income (loss) per share:
Net income (loss) to common shareholders	$(6,867,000)	$(3,932,000)	$5,399,000
Weighted average number of shares outstanding	8,045,604	8,462,950	8,651,500
Net effect of dilutive stock options based on treasury stock methodmethod	—	—	115,900
Total average shares	8,045,604	8,462,950	8,767,400
Fully diluted net income (loss) per share	$(0.85)	$(0.46)	$0.62